UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                     November                             , 2004
                ---------------------------------------------------------


                       Ship Finance International Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  [X]      Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]         No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited dated November 15, 2004.

                                    Exhibit 1

Ship Finance International Limited

Interim Report July - September 2004


Highlights

o Ship Finance reports net income of $52.8 million and earnings per share of $0.70 for the third quarter of 2004.
o    Ship Finance announces a cash dividend of $0.45 per share.
o Ship Finance issued 1.6 million common shares in a private placement which took place on July 14, 2004.
o A further 13.2 percentage points of Frontline Ltd.'s (NYSE:FRO) holding of common shares of Ship Finance will be distributed to Frontline's shareholders on December 15, 2004.

Third quarter and nine months results

Ship Finance reports total operating revenues of $121.1 million, operating income of $87.7 million and net income of $52.8 million for the third quarter of 2004. Operating revenues include finance lease interest income and finance lease service revenues from charters with Frontline and charter revenues from third parties for the period prior to the vessels commencing trading under the charters to Frontline. Operating revenues also include charter revenues for vessels trading under long-term charters to third parties during the period and $36.7 million of profit share due from Frontline under the long-term charter arrangements.

The Company has, as stated above, a 20 percent profit share in any earnings Frontline makes above the fixed charter rate. This profit share is determined on an annual basis. So far this year approximately $61.9 million has been accumulated of which $36.7 million has been accounted for in the quarter ($42.4 million year to date) in accordance with US generally accepted accounting principles. The unrecognised income of $19.5 million will be recognised in the fourth quarter provided Ship Finance's vessels continue to earn in excess of the fixed charter rates received from Frontline.

The average daily time charter equivalents ("TCEs") earned by Frontline in the third quarter in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $63,100, $46,700 and $27,300, respectively.

Ship operating expenses of $23.6 million for the third quarter primarily consist of the management fee payable to Frontline. In the first quarter of 2004 the Company entered into interest rates swaps with a total notional principal amount of $500 million and an average interest rate of 3.4 percent. In the third quarter other financial items include a charge of $10.5 million of which $11.1 million is attributable to the mark to market valuations of these interest rate swaps.

Ship Finance reports net income of $159.1 million for the nine months ended September 30, 2004. For this nine month period the average daily time charter equivalents ("TCEs") earned by Frontline in the spot and time charter period market from the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $64,900, $47,000 and $26,800, respectively.

As at September 30, 2004, the Company had total cash and cash equivalents of $69.2 million, of which $5.8 million is restricted. Cash provided by operating activities in the quarter was $47.4 million, net cash generated by investing activities was $65.3 million and net cash used in financing activities was $81.5 million. Net cash generated by investing activities includes repayment of an amount of $55.3 million due from Frontline. The Company's cash position as of November 15, 2004 is approximately $113.0 million. Total book equity at quarter end was $608.9 million.

Corporate and Other Matters

In July 2004 the Company issued 1,600,000 common shares in a private placement to an institutional investor at a purchase price of US $15.75 per share for total proceeds of $25.2 million. As of September 30, 2004 the total shares outstanding in Ship Finance was 75,525,827, of which 63.5 percent was held by Frontline, and the weighted average number of shares outstanding in the quarter was 75,282,359.

In the third quarter of 2004 Ship Finance bought back $29.7 million of the Company's $580 million 8.5% Senior Notes, giving a total of $49.7 million repurchased year to date. The repurchased Notes have been cancelled.

On November 15, 2004, the Board of Ship Finance declared a dividend of $0.45 per share. The record date for the dividend is November 25, 2004, ex dividend date is November 23, 2004 and the dividend will be paid on or about December 7, 2004.

In September 2004 Frontline reduced its shareholding in the Company by approximately 10 percentage points through a share distribution. Today Frontline has announced a further distribution of another 13.2 percentage points to take place December 15, 2004. This will bring Frontline's shareholding in the Company down to 50.3 percent.

The Market

The strong tanker market that we experienced in the second quarter of 2004 continued into the third quarter at even higher levels. Except for a brief, weak period in the beginning of September, the VLCC market from the Middle East to the Far East stayed above Worldscale (WS) 100 (or $54,000 per day Time Charter Equivalent (TCE)) for the whole quarter. The average WS rate from the Arabian Gulf to the East was about WS 119 versus WS 110 in the second quarter. This equates to a TCE of $67,000 per day versus $61,000 per day in the second quarter. In the Suezmax market from West Africa to the east coast of the U.S. the average WS rate for the third quarter was WS 161 or about $45,500 per day TCE. The continued strong market was a result of the high world oil demand especially into China, and improving world economic activity in general. Almost all additional demand was met by increased production in the Middle East, resulting in increased ton-miles.

According to the IEA, average OPEC oil production, including Iraq, in the third quarter of 2004 was approximately 29.2 million barrels per day (b/d), an increase from the second quarter when they produced about 28.1 million b/d. During the quarter, OPEC continued their policy of `producing what is needed to supply the market', but despite this, oil prices continued to climb to record levels.

The IEA estimates that world oil demand averaged 81.9 million b/d in the third quarter, an increase of 3.3 percent from the third quarter of 2003. The IEA further predicts that the average demand for 2005 will be 83.8 million b/d. Many oil analysts are still concerned that demand might end up being higher than production capacity this coming winter.

The world VLCC fleet totalled 441 vessels at the end of the third quarter 2004, an increase of 5 vessels or 1.4 percent over the quarter. One VLCC was scrapped in the period and 6 were delivered. The total order book is now at 86 vessels. This represents 20 percent of the current VLCC fleet. A total of 9 VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 306 vessels at the end of the quarter. 1 Suezmax was scrapped during the quarter and 3 were delivered. The total order book for Suezmaxes is now at 79. This represents 26 percent of the current Suezmax fleet. A total of 5 Suezmaxes were ordered in the quarter.

Ship prices continued a strong upwards movement in the quarter. Modern VLCCs for prompt delivery have been sold at prices up to $125 million, while similar type Suezmaxes are approaching $80 million price levels. Newbuilding prices have crossed $100 million for VLCCs, supported by increases in steel prices and currency movements, but also driven by significant cost increases in main engine and other equipment prices.

The tanker market looks very attractive for the remainder of the year. The freight futures market seems to be reflecting this view, and it is currently possible to sell freight futures for the rest of this year at a level that equates to approximately $196,000 per day for a VLCC, and $75,000 per day for next year. For Suezmaxes it is now possible to hedge the rest of this year at $86,000 per day and $48,000 per day for next year.

Strategy

The Company has started discussions with Frontline regarding an acquisition and subsequent leasing of three modern VLCCs which presently are on charter to Frontline from three German KG financiers. Frontline has purchase options on the three vessels. These transactions are likely to be completed with no, or limited need for new equity, and are expected to give a significant growth to Ship Finance's minimum yield.

The refinancing of the Company's bank debt is in the process of being completed at much improved margins. Together with the repurchase of the $49.7 million in notes it is expected that the refinancing will lower the financing cost with more than $9 million on a yearly basis.

Compared to other yield oriented shipping stocks the Board sees it as important to keep a substantial part of the cash flow generated to grow the business and thereby support an improved yield long term. Through such a growth the Company should retain a strong financial position while still show a healthy growth in the direct yield to shareholders.

Outlook

The Company's cash position, which as of November 15 was $115 million, will increase significantly in the first quarter of 2005 when the profit sharing from Frontline becomes due. Approximately $61.9 million has been accumulated as at September of which $42.4 million has been recognized. Based on the strong market in the fourth quarter it is likely that more than $100 million will become payable from Frontline. Taken the current cash position into account, the expected profit sharing payment for 2004, the overall strength in the market, and the ability to finance growth the Board has decided to increase the quarterly dividend payment to USD 0.45 per share. Based on the financial position of the Company it is expected that such a dividend payment can be sustained as a long-term minimum dividend payment.

The current strength in the tanker market with rates for VLCCs above $200,000 and Suezmaxes above $100,000 can not be expected to last. Such rates effectively pay down 25 year assets over two years. There are, however, clear signs in the market that the upturn (in the market) which started in 2002, has a fundamental strength, which might create a very favourable income situation for tanker owners all the way until the single hull phase out in 2010. Factors as strong world wide old demand, increased newbuilding prices driven by increased raw material prices, limited building docks availability, the single hull ban in 2010, as well as increased long-term chartering activities give great reasons to have an optimistic view on the future for the shareholders in Ship Finance.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 15, 2004
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda


       SHIP FINANCE INTERNATIONAL LIMITED THIRD QUARTER REPORT (UNAUDITED)

2004          INCOME STATEMENT                                  2004         2003        2003
Jul-Sep       (in thousands of $ except per  share data)        Jan-Sep     Jan-Dec     Jan-Dec
                                                                                      Predecessor
                                                                           (Audited)   (Audited)
 121,074      Total operating revenues                          340,587            -     695,068
     795      Voyage expenses                                     9,765            -     148,533
  23,619      Ship operating expenses                            71,998            -      81,989
   1,315      Administrative expenses                             2,829           14       9,715
   7,693      Depreciation                                       29,478            -     106,015
  33,422      Total operating expenses                          114,070          (14)    346,252
  87,652      Operating income (loss)                           226,517          (14)    348,816
    (76)      Interest income                                     2,193          199       5,866
(24,209)      Interest expense                                  (73,138)      (2,122)    (35,117)
       -      Share of results from associated                        -            -      22,098
              companies
(10,477)      Other financial items                               3,512            -       3,591
    (74)      Foreign currency exchange gain                         43            -    (10,442)
              (loss)
  52,816      Net income (loss)                                 159,127       (1,937)    334,812

   $0.70      Basic earnings per share amounts                    $2.14            -       $4.53
              ($)


BALANCE SHEET                                                      2004       2003       2003
(in thousands of $)                                              Sep 30     Dec 31      Dec 31
                                                                                      Predecessor
                                                                           (Audited)   (Audited)
ASSETS
Short term
Cash and cash equivalents                                        69,171      565,500      26,519
Other current assets                                            123,279          211      84,545
Long term
Newbuildings and vessel purchase options                          8,370            -       8,370
Vessels and equipment, net                                      347,126            -   1,863,504
Investment in finance leases                                  1,556,010            -           -
Investment in associated companies                                    -            -     160,082
Deferred charges and other long-term assets                      27,931       16,481      13,328
Total assets                                                  2,131,887      582,192   2,156,348

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                 88,845            -     141,522
Amount due to parent                                                  -          102     299,166
Other current liabilities                                        19,544        4,015      43,546
Long term
Long term interest bearing debt                               1,412,875      580,000     850,088
Other long term liabilities                                       1,679            -           -
Stockholders' equity                                            608,944       (1,925)    822,026
Total liabilities and stockholders' equity                    2,131,887      582,192   2,156,348

              2004 STATEMENT OF CASHFLOWS                        2004        2003        2003
 Jul-Sep      (in thousands of $)                              Jan-Sep     Jan-Dec     Jan-Dec
                                                                                      Predecessor
                                                                           (Audited)   (Audited)
              OPERATING ACTIVITIES
  52,816      Net income (loss)                                 159,127       (1,937)    334,812
              Adjustments to reconcile net
              income to net cash provided by
              operating activities
   9,688      Depreciation and amortisation                      38,057           69     107,034
    (26)      Unrealised foreign currency                          (163)           -      10,716
              exchange (gain) loss
       -      Results from associated companies                       -            -     (22,098)
  11,120      Adjustment of financial                            (3,975)           -      (6,850)
              derivatives to market value
   (658)      Other                                              (1,146)           -      (2,880)
(25,519)      Change in operating assets and                    (34,956)       1,868      (5,211)
              liabilities
  47,421      Net cash provided by operating                    156,944            -     415,523
              activities

              INVESTING ACTIVITIES
       -      Investments in  associated                              -            -     (70,045)
              companies, net
       -      Proceeds from sale of investments                       -            -      17,245
              in associated companies
       -      Net maturity of loans receivable                        -            -       1,168
  16,370      Repayment of investments in                        43,024            -           -
              finance leases
   2,085      Net maturities (placement) of                     559,698     (565,500)          -
              restricted cash
       -      Acquisition of subsidiaries, net                 (536,793)           -           -
              of cash acquired for $1,061,793
              net of an equity contribution by
              parent company of $525,000.
 (8,370)      Purchase of option                                 (8,370)           -           -
       -      Short-term loan advances to parent                (55,254)           -           -
              company
  55,254      Repayments from parent company                      55,254           -           -
  65,339      Net cash provided by (used in)                      57,559    (565,500)    (51,632)
              investing activities

              FINANCING ACTIVITIES
  24,696      Proceeds from issuance of shares                   24,696            -           -
              to institutional investors
       -      Amount due to parent company                            -            -    (178,785)
       -      Proceeds from long-term debt                    1,017,100      580,000           -
 (1,973)      Debt fees paid                                    (15,760)     (14,500)       (985)
(51,872)      Repayment of long-term debt                    (1,076,882)           -    (178,236)
(52,380)      Deemed dividends                                 (100,288)           -           -
(81,529)      Net cash provided by (used in)                   (151,134)     565,500    (358,006)
              financing activities

  31,231      Net increase  (decrease) in cash                   63,369            -       5,885
              and cash equivalents
  32,138      Cash and cash equivalents at start                      -            -      20,634
              of period
  63,369      Cash and cash equivalents at end                   63,369            -      26,519
              of period

Predecess or comparative financial information for the year ended December 31, 2003 presented in this report has been derived from the audited combined carve-out financial statements of Ship Finance International Ltd. The predecessor combined carve-out financial statements include the assets and liabilities and results of operations of the subsidiaries of the Company that were previously included in the consolidated financial statements of Frontline Ltd.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Ship Finance International Limited
                                       ----------------------------------
                                                  (Registrant)



Date    November 19, 2004             By  /s/ Kate Blankenship
                                          -------------------------------
                                              Kate Blankenship
                                      Secretary and Chief Accounting Officer


23153.0001 #527916